Exhibit 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2010 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2009

Results of operations

Revenues

We have historically derived a substantial majority of our revenues from the sale of our products, including both complete systems and OEM components.  A substantial majority of our revenues has been, and is likely to continue to be, from the sale of complete systems and components.

Revenues. Total revenues increased by 91% to $43.6 million for the nine months ended September 30, 2010 from $22.8 million for the same period in 2009.

Sales. Revenues from sales increased by 95% to $40.8 million for the nine months ended September 30, 2010 from $21.0 million for the same period in 2009. The increase is mainly attributed to the increase in sales of SmartID products primarily in the Americas partially offset by a decrease in sales of payment products.

Licensing and transaction fees. Revenues from licensing and transaction fees include one-time and periodic payments for manufacturing or usage of our products.  Transaction fees are paid by customers based on the volume of transactions processed by systems that contain our products. Revenues from licensing and transaction fees increased by 49% to $2.8 million for the nine months ended September 30, 2010 from $1.9 million for the same period in 2009. The increase was primarily due to increase in transaction fees from our Warsaw Ticketing System project.

Cost of revenues and gross margin

Sales. Cost of revenues relating to sales consists primarily of materials, as well as salaries, fees payable to subcontractors and related costs for our technical staff who assemble our products. Cost of sales increased by 74% to $20.0 million for the nine months ended September 30, 2010 from $11.5 million for the same period in 2009. The increase primarily resulted from an increase in consumption of materials resulting from the increase in sales.

    Licensing and transaction fees.  Licensing and transaction fees revenues do not have directly attributable cost of revenues.  The only costs incurred to initiate the project represent selling and marketing expenses and are classified as such in the consolidated statement of operations.

Gross margin. Gross margin increased to 54% for the nine months ended September 30, 2010 from 50% for the same period in 2009. The increase in our overall gross margin is mainly as a result of change in our revenue mix.

Operating Expenses

Research and development. Our research and development expenses consist primarily of salaries and related expenses of our research and development staff, as well as subcontracting expenses. All research and development costs are expensed as incurred. Research and development expenses increased by 4% to $6.2 million for the nine months ended September 30, 2010 from $5.9 million for the same period in 2009.  This increase was primarily in expenses related to salaries offset by a decrease in compensation expense, in compliance with ASC Topic 718 and ASC Subtopic 505-50, to $1.3 million for the nine months ended September 30, 2010 from $1.5 million for the same period in 2009. Research and development expenses as a percentage of revenues decreased to 14% for the nine months ended September 30, 2010 from 26% for the same period in 2009.

Marketing and selling. Our selling and marketing expenses consist primarily of salaries and substantially all of the expenses of our sales and marketing subsidiaries and offices in the United States, South Africa, the Far East and Europe, as well as expenses related to advertising, professional expenses, and participation in exhibitions and tradeshows. Marketing and selling expenses increased by 19% to $9.5 million for the nine months ended September 30, 2010 from $8.0 million for the same period in 2009. This increase was primarily in expenses related to salaries due to increase in revenues and increase in compensation expense, in compliance with ASC Topic 718 and ASC Subtopic 505-50, to $868,000 for the nine months ended September 30, 2010 from $546,000 for the same period in 2009, partially offset by a decrease in professional expenses resulting from marketing services related to marketing efforts in 2009.  Marketing and selling expenses as a percentage of revenues decreased to 22% for the nine months ended September 30, 2010 from 35% for the same period in 2009.

General and administrative. Our general and administrative expenses consist primarily of salaries and related expenses of our executive management and financial and administrative staff. These expenses also include costs of our professional advisors (such as lawyers and accountants), office expenses, insurance and vehicle expenses, which have collectively grown with the scope, magnitude and complexity of our business. General and administrative expenses decreased by 4% to $6.0 million for the nine months ended September 30, 2010 from $6.3 million for the same period in 2009. This decrease was primarily in professional expenses and decrease in compensation expenses, in compliance with ASC Topic 718 and ASC Subtopic 505-50, to $559,000 for the nine months ended September 30, 2010 from $731,000 for the same period in 2009, partially offset by increase in expenses related to salaries. General and administrative expenses as a percentage of revenues decreased to 14% for the nine months ended September 30, 2010 from 27% for the same period in 2009.

Amortization of intangible assets. The amortization of intangible assets decreased by 44% to $431,000 for the nine months ended September 30, 2010 from $766,000 for the same period in 2009. The decrease resulted from reduction in the intangible assets which became fully amortized in 2009. Intangibles assets are being amortized over a period of five to seven years.

Financial expenses, net. In the nine months ended September 30, 2010 net financial expenses totaled $817,000, compared to net financial expenses of $741,000 for the same period in 2009. The increase is mainly due to an increase in bank commissions related to guarantees, an increase in interest expenses on short- and long-term loans and increase in expenses resulted from the devaluation of the U.S. dollar against the Israeli NIS and the Euro, partially offset by an increase in income from short term investments.

Net loss from discontinued operation. For the nine months ended September 30, 2010, the Company’s net loss from discontinued operation decreased by 33% to $2.5 million, from $3.7 million for the same period in 2009.

Liquidity and capital resources

Our principal sources of liquidity since our inception have been sales of equity securities, borrowings from banks, and cash from the exercise of options and warrants. We had cash and cash equivalents of $18.7 million as of September 30, 2010 and $26.9 million as of December 31, 2009.  In addition, we had short-term investments of $8.0 million (representing U.S. and Israeli treasury securities and corporate bonds) as of September 30, 2010 and $5.1 million as of December 31, 2009. We believe that our working capital is sufficient to meet our present requirements.

Operating activities. For the nine months ended September 30, 2010 net cash used in continuing operating activity was $5.3 million primarily due to a $6.6 million decrease in other current liabilities, a $2.6 million decrease in trade payables and a $1.6 million increase in inventory, partially offset by $2.8 million of stock-based compensation issued to employees and others,$1.1 million depreciation, a $615,000 decrease in trade receivables, net, $431,000 amortization of intangible assets, $424,000 net profit, a $117,000 increase in accrued severance pay, and a $31,000 decrease in other receivables and prepaid expenses.  For the nine months ended September 30, 2009 we used $7.1 million from operating activities primarily due to our $10.4 million net loss, a $1.2 million increase in trade receivables, a $367,000 increase in inventory, a $288,000 increase in other receivables and prepaid expenses and a $96,000 decrease in accrued severance pay, net, partially offset by $2.9 million of stock based compensation issued to employees and others, $1.0 million depreciation, $766,000 amortization of intangible assets, $438,000 increase in other current liabilities and a $232,000 increase in trade payables.

Investing activities. For the nine months ended September 30, 2010, net cash used in continuing investing activities was $4.9 million, mainly due to a $4.5 million investment in available-for-sale securities and a $2.3 million purchase of property and equipment, partially offset by $1.8 million in proceeds from the maturity and sale of available-for-sale securities. In the same period in 2009, net cash used in investing activities was $1.8 million, mainly due to a $2.7 million purchase of property and equipment and a $514,000 investment in available-for-sale securities, partially offset by a $1.4 million in proceeds from maturity of available-for-sale securities and deposits,

Financing activities. For the nine months ended September 30, 2010, net cash provided by continuing financing activities was $2.7 million mainly due to $4.3 million in proceeds from long-term bank loans, a $130,000 increase in short-term bank credit and $43,000 in proceeds from the exercise of options and warrants, partially offset by a net $997,000 of payments to acquire treasury shares and a $740,000 repayment of long-term bank loans. For the same period in 2009, net cash provided by financing activities was $2.7 million, mainly due to $1.4 million in proceeds from long term bank loans, a $1.1 million increase in short-term bank credit, net and $510,000 proceeds from receipts on account of shares and exercise of options, partially offset by a $388,000 repayment of long-term bank loans.

Discontinued operation activities. For the nine months ended September 30, 2010, net cash used in discontinued operation activities was $2.4 million. For the same period in 2009, net cash used in discontinued operation activities was $2.8 million.

Discontinued investing activities. For the nine months ended September 30, 2010, net cash provided by discontinued investing activities was $1.7 million. For the same period in 2009, net provided by discontinued investing activities was $0.